Exhibit 99.1

FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM THERAPEUTICS ANNOUNCES PRICING OF PUBLIC OFFERING

OF SECURITIES

Toronto, Ontario, April 1, 2015 – Trillium Therapeutics Inc. (Nasdaq:TRIL; TSX: TR) an immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has priced an underwritten public offering of 1,522,395 common shares and 1,077,605 non-voting convertible preferred shares at a price of US$19.50 per share for aggregate gross proceeds of US$50.7 million before deducting underwriting discounts and commissions and other offering expenses.

Trillium has also granted the underwriters a 30-day option to purchase up to an additional 228,359 common shares, which, if exercised, would result in additional gross proceeds of approximately US$4.45 million. The offering is expected to close on or about April 7, 2015, subject to the satisfaction of customary closing conditions.

All of the shares in the offering are to be sold by Trillium, with net proceeds to be used to develop product candidates as well as for working capital and general corporate purposes.

Leerink Partners LLC and Cowen and Company, LLC are acting as joint book-runners for the offering. Oppenheimer & Co. Inc. is acting as co-manager in the offering.

The offering is being made pursuant to a registration statement on Form F-1 that has been filed with the U.S. Securities and Exchange Commission and has become effective. The offering is being made only by means of a prospectus. When available, copies of the prospectus relating to these securities may be obtained from: Leerink Partners LLC; Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or via telephone at (800) 808-7525 ext. 6142, or by email at syndicate@leerink.com; or from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, or by phone 631- 274-2806 / fax 631-254-7140.

This offering is restricted to persons who are not residents of Canada. Investors in the offered securities may not resell the purchased securities, directly or indirectly, to any resident of Canada or (in the case of the common shares) over the Toronto Stock Exchange or otherwise in Canada for a period of 90 days following the completion of this offering. Each investor will be deemed to agree to the above and to represent that it is not a resident of Canada upon acceptance of delivery of the purchased securities by the investor or its dealer or other representative.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

Forward-Looking Statements and Information

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws in United States and Canada, respectively, which reflect Trillium’s current expectation regarding future events (collectively, “forward-looking statement”). Forward-looking statements in this press release include statements about the conduct and completion of the offering, the offering size and the use of proceeds therefrom. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in Trillium’s ongoing quarterly and annual reporting. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: regulatory approval of the financing; stability of economic and market conditions; and the level of demand for Trilliums’ securities. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Trillium Therapeutics Inc.

James Parsons

Chief Financial Officer

+1 416 595 0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com